

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Eric Ya Shen
Chief Executive Officer
Vipshop Holdings Ltd
128 Dingxin Road
Haizhu District
Guangzhou 510220
People's Republic of China

> **Re: Vipshop Holdings Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed April 19, 2023**
> **File No. 001-35454**

Dear Eric Ya Shen:

We have reviewed your September 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 4

1.   We note your response to comment 3, and reissue. With regards to disclosure corrections with the use of terms such as "we" or "our", please provide your proposed revised disclosure for the entirety of the "Item 3. Key Information" section and your risk factors. We also note your explanation that, as an "investment holding company," you do not expect the legal and operational risks associated with the PRC to apply to Vipshop HK. However, we note your disclosure on page 13 that Vipshop China distributed RMB14.98 billion to Vipshop HK in 2022. Please revise your definition of PRC to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. In addition, considering the funds held by your Hong Kong subsidiary, in future filings please disclose applicable laws and regulations in Hong Kong as well as the related risks and consequences, such as:
  • Enforceability of civil liabilities in Hong Kong.
  • Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
  • Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

2.   We note your response to comment 4 and your proposed revisions to the diagram of your corporate structure. Please further revise to identify the person or entity that owns the equity in each of the VIEs.

Permissions Required from the PRC Authorities for Our Operations, page 7

3.   We note your response to comment 5 and reissue our comment in part. You disclose that you were "advised" by counsel, but it is still unclear whether you obtained an opinion of counsel with respect to your conclusions regarding CSRC and CAC approval and that you do not need any additional permissions and approvals to operate your business. Please revise to clarify. In addition, we note your disclosure that you "have not been denied by any PRC government authority for any requisite permissions or filing procedures to the extent applicable with respect to [y]our issuance or offerings of securities to foreign investors in the past." Please further revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, your disclosure is qualified and only speaks to securities offerings and does not address permissions required to operate your business.

D. Risk Factors
Summary of Risk Factors
Risks Relating to Doing Business in China, page 17

4.   We note your response to comment 8 and reissue. Please provide your proposed revised disclosure.

5.   We note your response to comment 9 and reissue in part. While we acknowledge your proposed disclosure with regards to the risk posed by cash or assets in the business in the PRC not being available to fund operations or for other use outside of the PRC, please also include disclosure regarding the risk that cash or assets in the business in Hong Kong may not be available to fund operations or for other use outside of Hong Kong.

    Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yuting Wu